SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Payment of Shareholder Remuneration Rio de Janeiro, November 05, Centrais Elétricas Brasileiras S/A - AXIA Energia, on this date, its Board of Directors approved the payment of dividends totaling BRL 4.3 billion, to be made at this time in the form of interim dividends using part of the balance of the statutory reserve referred to in Article 56, II of its bylaws, as determined on September 30, 2025. These dividends will be considered, at the end of the fiscal year, as part of the dividend to be calculated from the 2025 results. Including the dividends paid in January and August, the total dividends for fiscal year 2025 will amount to BRL 8.3 billion. The payment will be made on December 19, 2025, as follows: • BRL 1.581534687 per Class A preferred share; • BRL 2.078419036 per Class B preferred share; • BRL 1.889535942 per common share and golden share. The amount per share mentioned above may be subject to slight adjustments up to the record dates due to the share buyback program, which affects the number of treasury shares. The record date for holders of AXIA Energia shares traded on B3 will be November 14, 2025, and the record date for holders of American Depositary Receipts (ADRs) traded on the New York Stock Exchange (NYSE) will be November 17, 2025. AXIA Energia shares on B3 and ADRs on NYSE will trade ex-rights as of November 17, 2025. ADR holders will receive payment through Citibank N.A., the depositary bank for the ADR program, starting on December 29, 2025. Including the amount already paid in August, the proposed dividends for fiscal year 2025 total: • BRL 4.011898059 per Class A preferred share; • BRL 4.011898059 per Class B preferred share; • BRL 3.647180054 per common share and golden share. This decision is aligned with the Company's capital allocation methodology, reinforcing its commitment to financial discipline, value creation for shareholders, and investment capacity. Eduardo Haiama Vice President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.